UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                               SCHEDULE 13D/A
                  Under the Securities Exchange Act of 1934




                            HYTK Industries, Inc.
                          -------------------------
                              (Name of Issuer)


                       Common Stock, par value $0.001
                     ----------------------------------
                       (Title of Class of Securities)


                                 404425605
                               --------------
                               (CUSIP Number)


  Richard M. Cornell, 701 East Main Street, Benedict, KS 66714, 316-698-2250
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              (Name, address and telephone number of person
            authorized to receive notices and communications)


                              December 31, 1998
                            ---------------------
           (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ().

Check the following box if a fee is being paid with the statement ( )













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
                                                                  Page 2 of 7

                                 SCHEDULE 13D
 CUSIP No. 404425605
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1)   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
                              Douglas L. Lamb

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2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A)  ( )
                                                                 (B)  (X)

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3)   SEC USE ONLY


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4)   SOURCE OF FUNDS
                              SC and OO

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5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e).    (   )

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6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                              Kansas

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                         7)  SOLE VOTING POWER
NUMBER OF                                         80,766
SHARES                   --------------------------------------------------
BENEFICIALLY             8)  SHARED VOTING POWER
OWNED BY                                          508,527
EACH                     --------------------------------------------------
REPORTING                9)  SOLE DISPOSITIVE POWER
PERSON WITH                                       80,766
                          --------------------------------------------------
                         10) SHARED DISPOSITIVE POWER
                                                  508,527
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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              589,793

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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                              (X)

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              12.2%

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14)  TYPE OF REPORTING PERSON
                              IN

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
                                                                  Page 3 of 7

                                 SCHEDULE 13D
 CUSIP No. 404425605
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1)   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
                              Marsha K. Lamb

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2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A)  ( )
                                                                 (B)  (X)

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3)   SEC USE ONLY


------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
                              SC and OO

------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e).    (   )

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6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                              Kansas

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                         7)  SOLE VOTING POWER
NUMBER OF                                         15,500
SHARES                   --------------------------------------------------
BENEFICIALLY             8)  SHARED VOTING POWER
OWNED BY                                          1,483,527
EACH                     --------------------------------------------------
REPORTING                9)  SOLE DISPOSITIVE POWER
PERSON WITH                                       15,500
                          --------------------------------------------------
                         10) SHARED DISPOSITIVE POWER
                                                  1,483,527
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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              1,499,027

------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                              (X)

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              31.1%

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14)  TYPE OF REPORTING PERSON
                              IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D
 CUSIP No. 404425605
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1)   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
                              Henry F. Mogg

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2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A)  ( )
                                                                 (B)  (X)

------------------------------------------------------------------------------
3)   SEC USE ONLY


------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
                              SC and OO

------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e).    (   )

------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                              Florida

------------------------------------------------------------------------------
                         7)  SOLE VOTING POWER
NUMBER OF                                         1,162,050
SHARES                   --------------------------------------------------
BENEFICIALLY             8)  SHARED VOTING POWER
OWNED BY                                          0
EACH                     --------------------------------------------------
REPORTING                9)  SOLE DISPOSITIVE POWER
PERSON WITH                                       1,162,050
                          --------------------------------------------------
                         10) SHARED DISPOSITIVE POWER
                                                  0
------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              1,162,050

------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                              ( )

------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              24.1%

------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                              IN

------------------------------------------------------------------------------

Item 1.    Security and Issuer

This statement relates to common stock, par value $0.001 ("Common Stock"), of HYTK Industries, Inc., a Nevada corporation, with principal executive offices at 701 East Main Street, Benedict, KS 66714 (the "Company").

Item 2.    Identity and Background

This statement is filed jointly by Douglas L. Lamb, Marsha K. Lamb and Henry
F. Mogg. Douglas L. Lamb and Marsha K. Lamb are husband and wife, citizens of the United States, and principally occupied in oil and gas industry at 701 East Main Street, Benedict, KS 66714. Henry F. Mogg is a citizen of Florida whose business address is 26933 Eckel Road, Perrysburg, OH 43552. The beneficial ownership of Henry F. Mogg stems from The Henry F. Mogg M&M Trust, which nominally owns shares Henry F. Mogg beneficially owns. Henry F. Mogg is the settlor and trustee of the Trust and has full and exclusive personal power of revocation and amendment over the Trust as long as he is alive.

None of the entities described above have, during the last five years, been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of the above was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

Item 3.    Source and Amount of Funds or Other Consideration

Douglas L. Lamb beneficially owns 1,579,793 shares of Common Stock. These shares are owned and were acquired as follows: (i) 67,266 shares acquired by Douglas L. Lamb on January 7, 1999, from the Company for services rendered;
(ii) 975,000 shares acquired by Crown Properties LC, which is 100% owned by Marsha K. Lamb, Douglas L. Lamb's wife, on December 31, 1998, in connection with the merger ("Merger") of Quest Resource Corporation into HYTK Holding Co., Inc., a wholly owned subsidiary of the Company; (iii) 13,500 shares acquired by Marsha K. Lamb on December 31, 1998, in connection with the Merger; (iv) 2,000 shares acquired by Marsha K. Lamb on January 7, 1999 from the Company for services rendered; (v) 508,527 shares acquired by Bonanza Energy Corporation of Kansas, which is jointly owned by Douglas L. Lamb and Marsha K. Lamb, on December 31, 1998, in connection with the Merger; and (vi) 13,500 shares acquired by Douglas L. Lamb on December 31, 1998, in connection with the Merger. Douglas L. Lamb disclaims beneficial ownership of the shares specified in clauses (ii), (iii) and (iv) above. For more information on the Merger, see the Company's Form 10-QSB for the quarter ended November 30, 1998. For more information on the shares received for services rendered, see Item 4 below.

Marsha K. Lamb beneficially owns 1,579,793 shares of Common Stock. These shares are owned and were acquired as follows: (i) 2,000 shares acquired by Marsha K. Lamb on January 7, 1999, from the Company for services rendered;
(ii) 975,000 shares acquired by Crown Properties LC, which is 100% owned by Marsha K. Lamb on December 31, 1998, in connection with Merger; (iii) 13,500 shares acquired by Marsha K. Lamb on December 31, 1998, in connection with the Merger; (iv) 508,527 shares acquired by Bonanza Energy Corporation of Kansas, which is jointly owned by Douglas L. Lamb and Marsha K. Lamb, on December 31, 1998, in connection with the Merger; (v) 13,500 shares acquired by Douglas L. Lamb on December 31, 1998, in connection with the Merger; and (vi) 67,266 shares acquired by Douglas L. Lamb on January 7, 1999, from the Company for services rendered. Marsha K. Lamb disclaims beneficial ownership of the shares specified in clauses (v) and (vi) above. For more information on the Merger, see the Company's Form 10-QSB for the quarter ended November 30, 1998. For more information on the shares received for services rendered, see Item 4 below.

Henry F. Mogg beneficially owns 1,162,050 shares of Common Stock, all of which are nominally held by The Henry F. Mogg M&M Trust (the "Trust"). These shares are owned and were acquired as follows: (i) 400,000 shares were beneficially received by Henry F. Mogg on January 7, 1999 from the Company for services rendered but immediately transferred to the Trust; and (ii) 762,050 shares acquired by the Trust on December 31, 1998 from the Company in connection with the Merger. Henry F. Mogg is the settlor and trustee of the Trust and has full and exclusive personal power of revocation and amendment over the Trust as long as he is alive. For more information on the shares received for services rendered, see Item 4 below.

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
Item 4.    Purpose of Transaction

The purpose of the bulk of these issuances was to facilitate the Merger of Quest Resource Corporation ("Quest") into HYTK Holding Co., Inc., a wholly owned subsidiary of the Company ("HYTK Holding"). Pursuant to the Merger, the shareholders of Quest, including Douglas L. Lamb, Marsha K. Lamb and Henry F. Mogg, received one share of the Company's Common Stock in exchange for each share of Common Stock owned in Quest.

The shares described in Item 3 acquired for services rendered were issued to compensate Douglas L. Lamb, Marsha K. Lamb and Henry F. Mogg for their services in connection with Quest's internal reorganization and consolidation and Merger with HYTK Holding.

Item 5.    Interest in Securities of the Issuer

The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages. The powers each person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.  Material to Be Filed as Exhibits.

Attached as Exhibit A is a copy of an agreement between and among Douglas L. Lamb, Marsha K. Lamb and Henry F. Mogg whereby they consent to have this statement filed on their behalf pursuant to Rule 13d-1(f) of the Securities Exchange Act of 1934.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Date:  February 2, 1999
                                     ----------------

                              Douglas L. Lamb

                               /s/ Douglas L. Lamb
                              ----------------------------
                              Douglas L. Lamb


                              Marsha K. Lamb

                               /s/ Marsha K. Lamb
                              ----------------------------
                              Marsha K. Lamb


                              Henry F. Mogg

                               /s/ Henry F. Mogg
                              ----------------------------
                              Henry F. Mogg

                                  Exhibit A

                           JOINT FILING AGREEMENT

      THIS JOINT FILING AGREEMENT ("Agreement") is entered into between and among Douglas L. Lamb ("DL"), Marsha K. Lamb ("ML") and Henry F. Mogg ("HM") on this 2nd day of February 1999.

      NOW, THEREFORE, based on the foregoing premises, which are incorporated herein by this reference, and for and in consideration of the mutual covenants and agreements contained herein, and in reliance on the representations and warranties set forth in this Agreement, the benefits to be derived herein and for other valuable consideration, the sufficiency of which is hereby expressly acknowledged, the Parties agree as follows:

     1. DL, ML and HM acknowledge that all are required to file with the Securities and Exchange Commission a Schedule 13D as a result of their individual acquisitions of common stock in HYTK Industries, Inc. and, in the interest of consolidation and efficiency, desire to file a single statement pursuant to Rule 13d-1(f) of the Securities Exchange Act of 1934.

     2. DL, ML and HM hereby consent to have a single Schedule 13D filed pursuant to Rule 13d-1(f) as fulfillment of the obligation individual obligation of DL, the individual obligation of DL and the individual obligation of HM to file such a schedule in a joint manner.

      IN WITNESS WHEREOF, the signatures of the parties hereto evidence their mutual assent and acceptance of this Agreement as of the date first set forth above.

                              "DL" - Douglas L. Lamb


                               /s/ Douglas L. Lamb
                              ----------------------------
                              Douglas L. Lamb


                              "ML" - Marsha K. Lamb

                               /s/ Marsha K. Lamb
                              ----------------------------
                              Marsha K. Lamb


                              "HM" - Henry F. Mogg

                               /s/ Henry F. Mogg
                              ----------------------------
                              Henry F. Mogg



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